Tradeweb Direct LLC
Statement of Financial Condition
December 31, 2020 (in thousands)

Assets

Cash	$	30,589
Accounts receivable		11,800
Deposits with clearing brokers		950
Receivable from affiliates		2
Other assets		14
Total assets	$	43,355

Liabilities and Member's Capital

Liabilities

Accounts payable and accrued liabilities	$	685
Accrued compensation		4,808
Payable to affiliates		5,469
Total liabilities		10,962

Member's capital

Member's capital		32,393
Total liabilities and member's capital	$	43,355

The accompanying notes are an integral part of this financial statement.